UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 2 May 2019

Commission File Number 001-15246

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 ; 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No’s. 333-211791; 333-211791-01):

Exhibit	Document
99.1	Capitalisation table as at 31 March 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

Date: 2 May 2019

	By:	/s/ G Culmer
		Name:	George Culmer
		Title:	Chief Financial Officer

Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2019. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2019
(£m)
Capitalisation
Equity
Shareholders’ equity	43,835
Other equity instruments	6,491
Non-controlling interests	193
Total equity	50,519

Indebtedness

Subordinated liabilities	17,525

Debt securities
Debt securities in issue	92,503
Liabilities held at fair value through profit or loss (debt securities)	7,480
Total debt securities	99,983

Total indebtedness	117,508

Total capitalisation and indebtedness	168,027

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2019, all indebtedness was unsecured except for £33.6 billion of securitisation notes and covered bonds and £2.4 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption of £317 million of Dated subordinated bonds in April 2019, there have been no issuances or redemptions of subordinated liabilities since 31 March 2019.

There has been no material change in the information set forth in the table above since 31 March 2019.